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                                     FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Lincoln National Managed Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-03683

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [ ]  Initial Application        [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 1300 South Clinton Street
                       Fort Wayne, IN 46802

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            The Lincoln National Life Insurance Company
            Colleen E. Tonn, Esq.
            1300 South Clinton Street
            Fort Wayne, IN 46802
            (260) 455-6918

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

            The Lincoln National Life Insurance Company
            1300 South Clinton Street
            Fort Wayne, IN 46802
            Phone: 260-455-2000

            Delaware Management Company
            Delaware Management Holdings, Inc.
            Delaware Service Company, Inc.
            One Commerce Square
            2005 Market Street
            Philadelphia, PA  19103
            Phone: 215-255-2300
            Phone: 303-333-3863

            Mellon Bank
            1735 Market Street, Suite 1735
            Philadelphia, PA  19103
            Phone: 215-553-2614

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

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9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end        [ ]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            Adviser:
            Lincoln National Investment Management Company
            200 E. Berry Street
            Fort Wayne, IN  46802

            Adviser:
            Delaware Lincoln Investment Advisers, a series of
               Delaware Management Business Trust
            2005 Market Street
            Philadelphia, PA  19103

            Adviser:
            Delaware Management Company, a series of
               Delaware Management Business Trust
            2005 Market Street
            Philadelphia, PA  19103

            Sub-Adviser:
            Modern Portfolio Theory Associates, Inc.
            630 5th Avenue
            New York, NY  10111

            Sub-Adviser:
            Vantage Global Advisors, Inc.
            d/b/a Vantage Investment Advisors
            630 5th Avenue
            New York, NY  10111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [X]  Yes        [ ]  No

     If Yes, for each UIT state:

Name(s):                                                        File No.:
Lincoln National Variable Annuity Account C                     811-03214
Lincoln Life Flexible Premium Variable Life Account D           811-04592
Lincoln Life Flexible Premium Variable Life Account K           811-08412
Lincoln Life Variable Annuity Account Q                         811-08569

          Business Address: 1300 S. Clinton Street
                            Fort Wayne, IN 46802


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes        [ ]  No

          If Yes, state the date on which the board vote took place: August 12, 2002

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes        [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          December 9, 2002

          If No, explain:

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II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes        [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          April 30, 2003

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes        [ ]  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]  Yes        [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: The number of full and fractional acquiring fund shares issued to holders of the acquired fund shares was determined on the basis of the relative net asset values of the acquired fund and the corresponding acquiring fund on the effective time of the reorganization. The number of acquiring fund shares issued to each holder of acquired fund shares was determined by multiplying the number of acquired fund shares to be exchanged by the stockholder by a fraction, the denominator of which is the net asset value per share of acquiring fund shares and the numerator of which is the net asset value per share of acquired fund shares.

     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          [ ]  Yes        [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY: N/A
     Has the fund issued senior securities:

     [ ]  Yes        [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

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18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes        [ ]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes        [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [ ]  Yes        [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes        [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes        [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)    Legal expenses:                                  $32,038.00

          (ii)   Accounting expenses:

          (iii)  Other expenses (list and identify separately):

                    Proxy Solicitation and Printing:              $10,863.00

          (iv)   Total expenses (sum of lines (i)-(iii) above):   $42,901.00

     (b) How were those expenses allocated? The expenses pertaining to the reorganization were allocated to the Lincoln National Managed Fund, Inc., the acquired fund, prior to May 1, 2003. From May 1, 2003 to the present time, the expenses pertaining to the reorganization have been allocated to the acquiring fund, which is the Managed Fund, a series of the Lincoln Variable Insurance Products Trust.

     (c)  Who paid those expenses? Same as (b) above.

     (d)  How did the fund pay for unamortized expenses (if any)? None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes        [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes        [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes        [X]  No

     If Yes, describe the nature and extent of those activities:

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VI.  MERGERS ONLY

26. (a) State the name of the fund surviving the Merger: Managed Fund, a series of the Lincoln Variable Insurance Products Trust

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-08090

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File No: 811-03683; Form Type: DEF 14A; Date:
          10/9/2002

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                 VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of Lincoln National Managed Fund, Inc., (ii) he is the Chief Accounting Officer and Assistant Vice President of Lincoln National

Managed Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this

Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                               /s/ William P. Flory, Jr.
                                               --------------------------------
                                                   William P. Flory, Jr.